MARTIN SNOW, LLP
ATTORNEYS AT LAW

240 THIRD STREET
POST OFFICE BOX 1606
MACON, GEORGIA 31202-1606
TELEPHONE 478/749-1700
TELECOPIER 478/743-4204

WRITER’S DIRECT DIAL : 478/749-1709
E-MAIL: mnwhite@martinsnow.com

WENDELL L. BOWDEN
EDWARD J. HARRELL
JOHN C. EDWARDS
J. KENNETH WALKER
ROBERT R. GUNN, II
JOHN T. McGOLDRICK, JR.
CUBBEDGE SNOW, III
WILLIAM H. LARSEN
EDWARD L. LONG, JR.
JOHN C. DANIEL, III
T. BARON GIBSON, II
CRAWFORD B. EDWARDS, JR.
MICHAEL M. SMITH
LISA M. EDWARDS
BLAIR K. CLEVELAND
THOMAS PETER ALLEN III
AMBER K. DUFF

MICHAEL N. WHITE
H. DAVID BULLARD
RICHARD A. EPPS, JR.
ROSS S. SCHELL
JENNY MARTIN STANSFIELD
MARTY K. SENN
STUART E. WALKER

OF COUNSEL
JEFFREY M. RUTLEDGE

EMERITUS
T. BALDWIN MARTIN, JR.
CUBBEDGE SNOW, JR.
REMER C. DANIEL

November 21, 2008

Mr. William Friar, Senior Financial Analyst
U.S. Securities & Exchange Commission
Washington, DC 20549

RE:	Colony Bankcorp, Inc.
Schedule 14A
Filed October 30, 2008
File No. 000-12436

Dear Mr. Friar:

In response to your comment letter dated November 10, 2008, please see the following numbered responses containing the requested information and disclosure revisions for the Schedule 14A:

1.
The Company filed its preliminary application with the appropriate federal banking regulatory agencies on November 10, 2008, which is now disclosed on pages 3 and 5 of the amended Schedule 14A filed herewith.

2.	The Company has amended the Schedule 14A to disclose its intended use of the proceeds of the proposed sale of securities to Treasury on page 6.

3.
On page 7, the seventh bullet point discloses the potential appointment of two new directors required by Treasury under the Capital Purchase Program (“CPP”).  Additional language has been added on page 4 and Appendix “A” to provide for the election of directors by the preferred shareholders, and no further shareholder approval would be necessary to comply because the current bylaws of the Company permit the bank to have up to 25 directors.  The Company’s participation in the CPP will not require restructuring of its executive compensation arrangements.  Please see amended disclosure on page 8.

Page Two
Mr. William Friar, Senior Financial Analyst
November 19, 2008

4.	Please see the amended disclosures on page 6 explaining that the Treasury’s denial would have no material adverse effect on the Company’s liquidity capital resources or results of operation.

5.	Please see the amended discussion on page 8 that the Company will not be required to modify any compensation plans or contracts to comply with Section 111 of the EESA.

6.	Please see the amended disclosure on page 7 which states the current market price of the Company’s common stock. The initial filing included the 20 day average market price disclosure.

In addition, pursuant to our conversations with Mr. Michael Clampitt, please see the additional pro forma information required by Item 13 of Schedule 14A on pages 8-16 and the specific reports incorporated by reference on page 21.

As requested in your letter, a Statement of Acknowledgment in connection with the Company’s response to the Commission’s comments is enclosed.  If you have any further questions or require any additional information or documentation, please contact me at 478-749-1709.

Yours very truly,

/s/ Michael N. White
MICHAEL N. WHITE
Attorney for Colony Bankcorp, Inc.

MNW:ps
Enclosures

cc:           Mr. Terry Hester

STATEMENT OF ACKNOWLEDGMENT

The undersigned, Colony Bankcorp, Inc. (the “Company”), hereby acknowledges to the United States Securities and Exchange Commission (the “Commission”) in connection with the Company’s responses to the comments of the Commission regarding the filing of its Schedule 14A filed on October 30, 2008, and all amendments thereto, the following:

1.            The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.            Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.            The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

COLONY BANKCORP, INC.

BY:	/s/ Al D. Ross
AL D. ROSS
President and Chief Executive Officer

Date:	November 21, 2008

	December 31, 2007			September 30, 2008
		$9.6 million	$28.9 million		$9.6 million	$28.9 million
	Historical	1%	3%	Historical	1%	3%

Net interest income	$42,458	$42,938	$43,903	$28,133	$28,439	$29,054
Provision for losses on loans	5,931	5,931	5,931	8,512	8,512	8,512

Net interest income after provision for losses on loans	36,527	37,007	37,972	19,621	19,927	20,542

Noninterest income	7,817	7,817	7,817	7,185	7,185	7,185
Noninterest expense	31,579	31,579	31,579	23,284	23,284	23,284

Income from continuing operations before income taxes	12,765	13,245	14,210	3,522	3,828	4,443

Income tax expense	4,218	4,381	4,709	823	927	1,136

Income from continuing operations	8,547	8,864	9,501	2,699	2,901	3,307
Less: Preferred dividends		517	1,555		512	1,540

Income from continuing operations available to common stockholders	$8,547	$8,347	$7,946	$2,699	$2,389	$1,767

Basic earnings per share available to common stockholders	$1.19	$1.16	$1.11	$0.38	$0.33	$0.25

Diluted earnings per share available to common stockholders	$1.19	$1.15	$1.07	$0.38	$0.33	$0.24

Weighted Average Shares	7,188,696	7,188,696	7,188,696	7,197,016	7,197,016	7,197,016
Diluted Average Shares	7,197,331	7,277,131	7,436,730	7,197,016	7,234,939	7,310,785

Adjustments:
Net interest income		480	1,445		306	921
Income taxes		163	491		104	313

Preferred Dividends:
5% of Preferred Stock		480	1,445		480	1,445
Accretion of Discount		37	110		32	95

		517	1,555		512	1,540

		1%	3%

Risk Weighted Assets as of 9/30/08	$962,938,272	$9,629,383	$28,888,148
Warrants at 15%		$1,444,407	$4,333,222
# of warrants based on average price of $9.25		156,152	468,456

Date	Open	High	Low	Close/Last	Volume
11/14/2008	8.57	8.57	8.57	8.57	564
11/13/2008	8.6	8.75	8.28	8.57	7,483
11/12/2008	9	9	8.6	8.99	13,096
11/11/2008	9.19	9.2	9.19	9.19	500
11/10/2008	9.1999	9.1999	9.1999	9.1999	100
11/7/2008	9.0501	9.085	9.05	9.0501	2,104
11/6/2008	9.03	9.03	9.01	9.01	1,491
11/5/2008	9.03	9.47	9	9.435	0
11/4/2008	9.03	9.47	9	9.435	0
11/3/2008	9.03	9.47	9	9.435	2,014
10/31/2008	8.75	8.75	8.75	8.75	2,577
10/30/2008	8.75	8.75	8.75	8.75	1,992
10/29/2008	9.2	9.2	8.54	8.75	3,149
10/28/2008	9.2	9.2	9.2	9.2	200
10/27/2008	9.27	9.31	9.25	9.25	2,132
10/24/2008	9.9	9.9	9.9	9.9	0
10/23/2008	9.9	9.9	9.9	9.9	0
10/22/2008	9.9	9.9	9.9	9.9	0
10/21/2008	9.9	9.9	9.9	9.9	0
10/20/2008	9.9	9.9	9.9	9.9	1,000

				9.25

Information obtained from nasdaq.com